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                             July 20, 2021

       Jonathan Bond
       Chief Executive Officer
       Signal Hill Acquisition Corp.
       2810 N. Church Street
       Suite 94644
       Wilmington, DE 19802-4447

                                                        Re: Signal Hill
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 2,
2021
                                                            CIK No. 0001855885

       Dear Mr. Bond:

             We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed July 2, 2021

       Capitalization, page 76

   1. We note that you are offering 13,040,000 Class A shares as part of your initial public offering of units, but
only show 12,226,062 Class A shares subject to possible redemption in your Capitalization
table. Please tell us how you considered the guidance in ASC 480-
                                                        10-S99-3A, which
requires securities that are redeemable for cash or other assets to be classified outside of
permanent equity if they are redeemable (1) at a fixed or
                                                        determinable price on a
fixed or determinable date, (2) at the option of the holder, or (3)
                                                        upon the occurrence of
an event that is not solely within the control of the holder, in concluding that all
13,040,000 Class A shares were not required to be presented outside of permanent equity and
part of shares subject to possible redemption.
 Jonathan Bond
Signal Hill Acquisition Corp.
July 20, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

        You may contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters.
 Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameJonathan Bond
                                                             Division of
Corporation Finance
Comapany NameSignal Hill Acquisition Corp.
                                                             Office of Real
Estate & Construction
July 20, 2021 Page 2
cc:       Marc J. Adesso, Esq.
FirstName LastName